





INVEST IN **VEGPAL**

Vegpal is a vegan community-building platform connecting vegans around the world

Vegpal
Cruelty free
connections
Vegpal

vegpalapp.com Boston MA

Technology | Software | Social | Dating | App

LEAD INVESTOR

Michael Schroll

Dahlia is very motivated and approaching a large and growing market with a comprehensive solution. I believe the that daring and community approaches which focus on common interests are a much better approach for bringing people together, and those who are vegan appreciate and often have aligned values. I've invested in multiple dating apps and enjoy seeing the approach of niche markets to attract values-aligned folks. I have full faith in her ability to lead and execute!

Invested $50,000 this round

Highlights

1. 🚀 $200 billion market. The vegan market is huge, and growing exponentially.
2. ✅ No clear leader in the vegan app space. Vegpal is well positioned to fill that spot.
3. 💰 Vegpal was bootstrapped using privately-raised funds to build the app and test the market.
4. 💪 Strong, steady growth since the app launched 8 months ago. Thousands of members onboarded.
5. 🌱 Passionate, vegan, experienced leadership team.
6. 🏚 Be part of the next revolution in social media. We are building the future, build it with us.
7. 🙋 Empower vegans to find their people, wherever they are in the world.
8. 📈 Invest in one of the fastest growing market segments in the US, UK and Canada.

Our Team



Dahlia Eisenberg   Founder, CEO

Our Team



Dahlia Eisenberg   Founder, CEO

Dahlia is a vegan activist, who launched Vegpal in 2021 based on a desire to meet other vegans, and the realization that there wasn't an easy way for vegans to meet and connect. Since then, she's led the company's growth to a vibrant vegan community.

As vegans who are passionate about advancing the animal rights movement, we know first hand how important, yet difficult it is to meet and connect with other vegans. To date, there is no streamlined way to meet or build a network of like-minded vegans. Vegpal is solving this by being a community hub for all things vegans.



Megg Gawatt   Chief Technology Officer

Megg is a software architect with more than a decade of experience developing applications on a range of platforms. Megg specializes in mobile app and web app development. Megg has designed, built and launched a number of successful apps.



Tamer Shafik   Strategic Advisor

Tamer is a 22 year tech industry veteran, He has served as CEO and CTO at 3 startups. Additionally, Tamer spent 10 years in corporate consulting, working on transforming legacy delivery models in Lottery & Gaming, Banking and Government sectors.

Pitch



Uniting the Vegan movement.



Vegpal is a vegan community and social media app
advancing the vegan movement by uniting vegans
in their local area and around the world.

_____

Highlights

There is no clear
leader in the vegan
social media space.
Vegpal is positioned
to fill that spot.

$200 billion market. The vegan market
is huge, and growing exponentially.

Strong, steady growth since the app
launched 8 months ago. Thousands of
members onboarded.

Passionate, experienced, vegan
leadership team.

Invest in one of the fastest growing
market segments in the US, UK and
Canada.



The Problem
Being vegan can be extremely lonely and isolating











There is no easy way for vegans to meet and connect with other vegans.	Traditional apps are filled with unverified users and bots.	There is no app for vegans who are already in a relationship to meet for friendship.	Traditional apps are based on user stats, with little opportunity for genuine connection.	There is no vegan - only community building app.



The Opportunity

Social Media
is changing.

We are in the midst of a
transition from an old
social media model
(Facebook, Twitter) to a
new model: Growing
interest in niche, lifestyle
- specific platforms.

In this new social media landscape,
vegans need a home. Vegpal will be
that home.

Members can share vegan content
such as products, podcasts, events.
Instagram is limited to photos and
videos.

Vegans represent a sizeable and
rapidly growing advertising market.

Strong alignment of user interests

makes vegpal prime advertising
space for vegan brands.



Market Size
The vegan market

TAM: $2-5B

$15.4 billion

$2.1 billion

79 million vegans

10 million

In 2020 the vegan food market was a **$15.4 billion** industry.

Plant-based meat, egg and dairy companies received **$2.1 billion** in investments in 2020.

There are an estimated **79 million vegans** around the world and the vegan population continues to grow exponentially.

There are **10 million** vegans in United States.



Financials



Year 1

Year 2

Year 3

Total Users:
220,000

Total Users:
800,000

Total Users:
1,900,000

Revenue in Year 1:
$750,000

Revenue in Year 2:
$7,000,000

Revenue in Year 3:
$18,000,000



This slide contains forward-looking projections that cannot be guaranteed.

Vegpal Pre-Seed Raise

Raising

$500,000

Valuation Cap

$3.5 Million

Growth Strategy



Build Engineering Team

Further develop the app features
Build community features
Monetization and Advertising.



Marketing

Influencer marketing
Digital marketing: App Store ads
Hosting events: Vegfests
Media, Press, Podcasts



Team



Dahlia Eisenberg
CEO

Dahlia is a vegan activist who founded Vegpal in 2021 based on a passion for connecting vegans. She holds a Bachelor's degree in Communication, from UMASS Amherst, studying media and advertising. Dahlia has also taught Special Education in Massachusetts Public Schools



Tamer Shafik
COO

Tamer is a 22 year tech industry veteran, having served as CEO and CTO at two startups. He has 10 years experience in corporate, working on transforming legacy delivery models in Lottery & Gaming, Banking and Government sectors. As a decades-long vegan, Tamer is



Megg Gawat
CTO

Megg is a Full Stack Developer, and software engineer with more than a decade experience engineering computer software. Megg specializes in mobile app development and web development, with experience in game development, desktop